UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

20741M03

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners, Inc. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Joshua F. Opperer, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave Detroit, MI 48226 (313) 465-7000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

November 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 20741M03

1	NAME OF REPORTING PERSONS LEVINE LEICHTMAN CAPITAL PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 SCHEDULE 13D

CUSIP No. 20741M03

1	NAME OF REPORTING PERSONS ARTHUR E. LEVINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 SCHEDULE 13D

CUSIP No. 20741M03

1	NAME OF REPORTING PERSONS LAUREN B. LEICHTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 20741M03

This Amendment No. 4 amends and supplements the Schedule 13D of Levine Leichtman Capital Partners, Inc. (“LLCP”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with LLCP and Mr. Levine, the “Reporting Persons”), filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2011 (the “Statement”), as amended, relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”).

ITEM 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

The information provided in Item 4 below is incorporated by reference into this Item 3.

ITEM 4.          Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

As previously disclosed, LLCP and James H. Desnick, M.D. (“Desnick”) entered into (i) a Financing Letter, dated May 12, 2011 (the “Financing Letter”), and (ii) a Debt Commitment, dated July 11, 2011 (the “Debt Commitment Letter”), pursuant to which the Reporting Persons and Desnick may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”).

On November 16, 2011, the Company terminated the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), as amended, among the Company, Ayelet Investments LLC, a Delaware limited liability company, and Ayelet Merger Subsidiary, Inc., a Delaware corporation.

Following the termination of the Merger Agreement, LLCP and Desnick terminated the Financing Letter and Debt Commitment Letter.  As of result of the termination of the Financing Letter and the Debt Commitment Letter, the Reporting Persons have no current interest in, and no contracts or other arrangements in place with respect to, any shares of the Company’s Common Stock that may be owned by Desnick.

ITEM 5.          Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplement as follows:

As set forth on the cover pages to this Statement, which cover pages are incorporated by reference into this Item 5, the Reporting Persons do not currently beneficially own any shares of the Company’s Common Stock.

The information provided in Item 4 above is incorporated by reference into this Item 5.

ITEM 6.                                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Item 4 above is incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 29, 2011

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN